Points International Delivers Record Revenue and Business Metrics
for the Third Quarter of 2008

Third Quarter 2008 Highlights:

  Highest Quarterly Revenue in Company History of $20.4 Million1, up 183% Year-Over-Year

  Company on Track to Hit High End of 2008 Revenue Guidance of $65 - $75 Million

  Third Quarter Transaction Volume of 3.1 Billion Points/Miles - Up from 2.6 Billion a Year Ago Demonstrates Value of Programs in Challenging Economic Environment

  Former Head of Delta Sky Miles Program Hired as CMO to Drive Awareness, Member Growth and Capitalize on Points’ Unique Market Opportunity

TORONTO, November 6, 2008 – Points International Ltd. ("Points") - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the third quarter ended September 30, 2008.

"Points posted another record quarter in terms of revenue and business metrics despite extremely challenging economic conditions," said CEO Rob MacLean. "Our third quarter results demonstrate positive momentum in our business driven by strong volume from our key principal-based partnerships as well as the increasing value of Points' services to our loyalty partners and consumers. During the third quarter we signed a number of new partners including Harrah’s Entertainment’s Total Rewards Program, TACA International Airlines, and Trident Hotels. Furthermore, during the quarter, we launched our Corporate platform on behalf of British Airways and continue to deepen that important European relationship. In addition, we added both InterContinental Hotel’s Priority Club, one of the world’s leading hotel brands, and recently Midwest Express to GPX, the world’s first peer-to-peer loyalty trading platform. We have also signed an agreement to add AirTran’s A+ Rewards to GPX. Given this strong momentum on the partner side as well as encouraging metrics, we are very pleased with the building momentum of this new initiative. Subsequent to the quarter end, we signed a binding letter of agreement with Mexicana Airlines to provide our suite of Buy, Gift and Transfer services to their Frequenta members as well as adding Frequenta miles to the GPX platform."

"At our recent loyalty partner summit it was evident that during these difficult economic times our partners are highly motivated to maximize their loyalty programs to maintain and expand relationships with their best customers. At the same time, consumers will be looking for additional opportunities to utilize their banked loyalty currencies. Our leadership position in the loyalty industry, supported by our strong balance sheet will enable Points to capitalize on these trends and drive robust growth in the fourth quarter of 2008 and into 2009," added MacLean.

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1 All amounts herein are expressed in US Dollars.

Third Quarter 2008 Financial Results

Total revenue was a record $20.4 million for the third quarter of 2008, an increase of 183% over the $7.2 million reported in the third quarter of 2007, and up 18% from $17.3 million in the second quarter of 2008. For the third quarter of 2008, principal revenue totaled $18.3 million, an increase of 296% over $4.6 million in the same period last year, and up 27% from $14.4 million in the second quarter of 2008. Commission revenue was $1.9 million, a decrease of 20% over $2.3 million reported in the same period of last year and down 30% from $2.7 million in the second quarter of 2008. Interest revenue was $208,000, a decrease of 13% over $239,000 reported in the same period last year and down 5% from $219,000 in the second quarter of 2008.

Points reported a net loss for the third quarter of 2008 of $1,372,987, or ($0.01) per share, compared to a net loss of $963,779, or ($0.01) per share in the same period in the previous year, and a net income of $43,484 or $0.00 per share, in the second quarter of 2008.

During the third quarter of 2008, Points reported negative EBITDA2 of $542,662 compared to positive EBITDA of $253,531 in the same period of 2007 and positive EBITDA of $473,844 in the second quarter of 2008.

"Points has established a unique leadership position in the loyalty market and in order to capitalize on the sizable opportunities before us we have chosen to continue to make strategic investments in marketing resources, as well as to product and business development initiatives. We have also worked with some of our largest partners during this tough economic cycle to reduce our per transaction contribution while implementing plans to aggressively grow volumes. While these efforts, combined with fluctuations in the relative mix of our various revenue streams, have impacted EBITDA margin in the short term, we believe that these are prudent investments toward long-term growth and profitability," concluded MacLean.

Points ended the third quarter with $31.8 million in cash and cash equivalents and the Company carries no long-term debt. Points believes that its strong balance sheet and ability to generate positive free cash flow on an ongoing basis puts it in a very strong operating position going forward.

Third Quarter 2008 Business Metrics

Total All Channels:

- Total points/miles transacted during the third quarter increased 22% versus last year to 3.1 billion, bringing the total cumulative points/miles transacted to 43.5 billion

- The total number of transactions increased 17% versus last year to approximately 322,000

Private Branded Channels:

- Total points/miles transacted on products distributed through Points’ partner channels rose 23% over the prior year to 2.7 billion bringing the cumulative total to 38.5 billion

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2 EBITDA [Earnings (loss) before interest, amortization and foreign exchange] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

Points.com Channel:

- Cumulative points/miles transacted during the third quarter of 2008 reached approximately 5.1 billion on Points.com, a 44% increase versus 2007

- Cumulative registered users on Points.com increased 17% year-over-year to 2.1 million

			Q3/08 vs.		Q3/08 vs.
	Q3/08	Q2/08	Q2/08	Q3/07	Q3/07

TOTAL ALL CHANNELS
Points/Miles Transacted	3,125,128,034	3,167,975,685	-1%	2,557,294,607	22%
# of Points/Miles Transactions	322,266	333,303	-3%	275,687	17%
Cumulative Points/Miles Transacted	43,546,342,246	40,421,214,212	8%	30,991,852,634	41%

PRIVATE BRANDED CHANNELS
Points/Miles Transacted	2,728,319,998	2,884,407,602	-5%	2,219,840,590	23%
# of Points/Miles Transactions	297,132	315,921	-6%	255,647	16%
Cumulative Points/Miles Transacted	38,454,423,798	35,726,103,800	8%	27,449,765,756	40%

POINTS.COM CHANNELS
Points/Miles Transacted	396,808,036	283,568,083	40%	337,454,017	18%
# of Points/Miles Transactions	25,134	17,382	45%	20,040	25%
Cumulative Points/Miles Transacted	5,091,918,448	4,695,110,412	8%	3,542,086,878	44%
Cumulative Registered Users	2,066,919	1,962,883	5%	1,762,429	17%

Additions to Management Team and Board of Directors

During the third quarter Points continued to build its team on both an operating and Board level. Rob Borden joined Points as Chief Marketing Officer, a new position at the Company. Borden brings significant loyalty sector experience as the former president and COO of Delta Loyalty Management Services with responsibility for the Delta SkyMiles program. Borden also had a long tenure at American Airlines where he managed a portfolio of 35 international airline marketing alliances on five continents. Most recently he was heading up global loyalty and CRM efforts for Microsoft’s online division in Seattle. Shane Cameron, Points’ new Vice President of Marketing joined Points from Dell Canada where he helped build Dell’s multi-billion dollar Canadian business over the past seven years. Additionally, Points appointed Bruce Croxon as a new independent director to its board. Croxon was a founder of Lavalife Inc., an internationally recognized online brand and $100 million enterprise that was successfully sold in 2004. "The creation of the CMO role and expansion of our marketing team will allow us to drive revenue by leveraging our partner relationships and capitalizing on Points’ unique market position. The fact that Points has attracted top-level talent reflects strong execution by our team and bodes well for our future success," added MacLean.

Business Outlook "Due to very strong execution through the first nine months of the year and despite the economic downturn, we are poised to deliver on the guidance we previously laid out for our investors. Specifically, we expect that 2008 revenue will come in at the high end of our revenue guidance range of $65 million to $75 million. While perhaps not as material as we had hoped at the start of the year, we are also very encouraged that EBITDA will grow over 2007 levels. We are driving strong volume from our current partners and have a solid pipeline of new business opportunities. We continue to expect a gradual ramp up of increasing contributions from our consumer facing initiatives including our GPX peer-to-peer trading platform," said Anthony Lam, Chief Financial Officer.

Investor Conference Call

Points’ quarterly conference call with Rob MacLean, Points CEO, Christopher Barnard, Points President and Anthony Lam, Points CFO, will be held today at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (800) 240-8926 five minutes prior to the scheduled start time. International callers should dial (303) 262-2053. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at www.pointsinternational.com

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group’s TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). All statements, other than statements of historical fact are forward-looking statements. These forward-looking statements include statements relating to our guidance for 2008 with respect to revenue and EBITDA, statements relating to our objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions. Such forward-looking statements can generally be identified by words such as "will," "may," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" or "Risk Factors" contained in Points’ Annual Information Form and Management's Discussion and Analysis filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382 anthony.lam@points.com

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722 alex@blueshirtgroup.com, or brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		Restated
	September 30,	December 31,
AS AT	2008	2007
ASSETS

CURRENT

Cash and cash equivalents	$31,792,924	$21,535,978
Funds receivable from payment processors	2,902,069	5,126,499
Short-term investments	910,388	7,405,499
Security deposits	2,043,282	1,561,175
Accounts receivable	1,652,779	3,353,656
Future income tax assets	568,524	600,815
Current portion of deferred costs	249,703	279,355
Prepaid and sundry assets	1,546,272	1,767,349
	41,665,941	41,630,326
PROPERTY AND EQUIPMENT	1,847,286	2,017,783
INTANGIBLE ASSETS	1,451,877	1,409,450
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	191,277	483,679
	7,695,195	8,115,667
	$49,361,136	$49,745,993

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,919,405	$3,487,927
Current portion of deferred revenue	1,214,915	1,629,525
Payable to loyalty program partners	29,914,112	30,749,149
Current portion of loan payable	-	5,927
	34,048,432	35,872,528

DEFERRED REVENUE	250,821	387,013
CONVERTIBLE PREFERRED SHARES	-	20,679,073
	34,299,253	56,938,614

SHAREHOLDERS’ EQUITY (DEFICIENCY)
CAPITAL STOCK	56,666,701	34,887,258
WARRANTS	-	25,092
CONTRIBUTED SURPLUS	7,461,199	6,433,303
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
DEFICIT	(46,499,787)	(45,972,044)
	15,061,883	(7,192,621)
	$49,361,136	$49,745,993

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		Restated		Restated
	2008	2007	2008	2007
REVENUE

Principal	$18,304,129	$4,624,148	$45,770,758	$8,129,378
Commission	1,871,845	2,328,635	7,419,888	7,287,681
Interest	208,376	239,244	704,280	428,482
	20,384,350	7,192,027	53,894,926	15,845,541
GENERAL AND ADMINISTRATION EXPENSES

Direct cost of principal revenue	15,957,294	3,141,139	38,858,455	4,875,754
Employment costs	2,880,473	1,980,688	8,280,872	5,673,148
Sales commissions and related expenses	716,476	381,813	2,313,657	1,119,292
Marketing and communications	395,892	522,173	961,202	1,192,836
Technology services	243,556	226,353	683,906	662,213
Amortization of property and equipment	314,329	422,674	751,045	1,217,236
Amortization of intangible assets	32,592	192,930	95,630	548,922
Amortization of deferred costs	82,333	112,870	323,053	321,138
Foreign exchange loss / (gain)	390,932	233,204	(684,592)	423,760
Operating expenses	733,321	686,330	2,281,932	2,163,072
	21,747,198	7,900,174	53,865,160	18,197,371

OPERATING (LOSS) INCOME – before
undernoted	(1,362,848)	(708,147)	29,766	(2,351,830)
OTHER EXPENSES
Interest on preferred shares	-	279,011	516,577	793,838
Interest and other charges	10,139	(23,379)	40,932	36,897
	10,139	255,632	557,509	830,735
NET LOSS	$(1,372,987)	$(963,779)	$(527,743)	$(3,182,565)
LOSS PER SHARE
Basic	($0.01)	($0.01)	($0.00)	($0.03)
Diluted	($0.01)	($0.01)	($0.00)	($0.03)

DEFICIT – Beginning of period
As previously reported	$(45,126,800)	$(43,050,906)	$(45,972,044)	$(40,861,164)
Effect of restatement of prior periods	-	(1,003,468)	-	(974,424)
As restated	(45,126,800)	(44,054,374)	(45,972,044)	(41,835,588)
Net loss for the period	(1,372,987)	(963,779)	(527,743)	(3,182,565)
DEFICIT – End of period	$(46,499,787)	$(45,018,153)	$(46,499,787)	$(45,018,153)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		Restated		Restated
	2008	2007	2008	2007
COMPREHENSIVE LOSS

Net loss for the period	$(1,372,987)	$(963,779)	$(527,743)	$(3,182,565)
Foreign currency translation adjustment	-	(418,647)	-	(895,070)
Comprehensive loss	$(1,372,987)	$(1,382,426)	$(527,743)	$(4,077,635)

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance – Beginning of period	$(2,566,230)	$(2,060,939)	$(2,566,230)	$(1,584,516)
Foreign currency translation adjustment	-	(418,647)	-	(895,070)
Balance – End of period	$(2,566,230)	$(2,479,586)	$(2,566,230)	$(2,479,586)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		Restated		Restated
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,372,987)	$(963,779)	$(527,743)	$(3,182,565)
Items not affecting cash
Amortization of property and equipment	314,329	422,674	751,045	1,217,236
Amortization of intangible assets	32,592	192,930	95,630	548,922
Amortization of deferred costs	82,333	112,870	323,053	321,138
Unrealized foreign exchange loss (gain)	154,252	1,671,561	(808,094)	4,304,284
Employee stock option expense	166,692	146,485	494,055	409,486
Interest on Series Two and Four Preferred Shares	-	279,011	516,577	793,838
Changes in non-cash balances related to operations	(4,222,713)	(2,692,386)	1,708,917	966,802
CASH FLOWS (USED IN) PROVIDED BY
OPERATING ACTIVITIES	(4,845,502)	(830,634)	2,553,440	5,379,141
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(311,962)	(208,120)	(580,548)	(530,958)
Additions to intangible assets	(41,062)	(49,438)	(138,057)	(73,164)
Sale of short-term investments	3,932,702	-	11,470,605	-
Purchase of short-term investments	-	-	(4,975,494)	-
CASH FLOWS PROVIDED BY (USED IN)
INVESTING ACTIVITIES	3,579,678	(257,558)	5,776,506	(604,122)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	(6,966)	(5,927)	(18,794)
Share issuance on capital transaction	(106,980)	-	1,692,061	-
Issuance of capital stock on exercise of stock options
and warrants	7,662	637,051	269,673	963,205
CASH FLOWS (USED IN) PROVIDED BY
FINANCING ACTIVITIES	(99,318)	630,085	1,955,807	944,411
EFFECT OF EXCHANGE RATE CHANGES ON
CASH HELD IN FOREIGN CURRENCY	(138,672)	137,634	(28,807)	295,088
(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS	(1,503,814)	(320,473)	10,256,946	6,014,518
CASH AND CASH EQUIVALENTS
– Beginning of the period	33,296,738	23,274,712	21,535,978	16,939,721
CASH AND CASH EQUIVALENTS
– End of the period	$31,792,924	$22,954,239	$31,792,924	$22,954,239

Supplemental Information
Interest received	$258,126	$198,180	$702,031	$363,501
Interest paid	$378	$1,171	$1,542	$3,468